Exhibit 99.1
ROGERS COMMUNICATIONS REPORTS FOURTH QUARTER AND FULL-YEAR 2017 RESULTS; ANNOUNCES 2018 FINANCIAL GUIDANCE

•	Excellent financial and subscriber performance in full-year 2017, largely driven by Wireless

•	Wireless service revenue growth of 7% and AOP growth of 8% - the highest since 2009

•	Wireless postpaid net additions of 354,000 and churn of 1.20% - the best results since 2010

•	Strong financial performance in the fourth quarter 2017

•	Total service revenue growth of 4% and adjusted operating profit (AOP) growth of 6%

•	Wireless service revenue growth of 7% and AOP growth of 9%; AOP margin up 60 basis points

•	Postpaid net additions of 72,000 and churn of 1.48%

•	Cable revenue growth of 2% and AOP growth of 3%; AOP margin up 80 basis points

•	Internet revenue growth of 9% and net additions of 17,000

•	2018 guidance reflects accelerated growth in adjusted EBITDA and free cash flow

•	Growth in revenue of 3% to 5%, adjusted EBITDA of 5% to 7%, and free cash flow of 3% to 5%; capex of $2.65 to $2.85 billion, focused on network investments

TORONTO (January 25, 2018) - Rogers Communications Inc. today announced its unaudited financial and operating results for the fourth quarter ended December 31, 2017.

Consolidated Financial Highlights

	Three months ended December 31			Twelve months ended December 31
(In millions of Canadian dollars, except per share amounts, unaudited)	2017	2016	% Chg	2017	2016	% Chg

Total revenue	3,632	3,510	3	14,143	13,702	3
Total service revenue [1]	3,430	3,306	4	13,560	13,027	4
Adjusted operating profit [2]	1,340	1,259	6	5,379	5,092	6
Net income (loss)	419	(9)	n/m	1,711	835	105
Adjusted net income [2]	455	382	19	1,821	1,481	23

Basic earnings (loss) per share	$0.81	($0.02)	n/m	$3.32	$1.62	105
Adjusted basic earnings per share [2]	$0.88	$0.74	19	$3.54	$2.88	23

Cash provided by operating activities	1,142	1,053	8	3,938	3,957	—
Free cash flow [2]	244	392	(38)	1,746	1,705	2
n/m - not meaningful

[1]	As defined. See "Key Performance Indicators".
2 As defined. See "Non-GAAP Measures". These measures should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies.

"We delivered excellent results in 2017, with the best financial and subscriber performance in many years," said Joe Natale, President and CEO. "We also reported strong financial results in the fourth quarter, including growth in revenue, adjusted operating profit and margins. Our 2018 guidance reflects accelerated growth in profit and free cash flow along with well-timed, strategic investments in our networks. We enter 2018 bullish about the growth in our core business and with a clear plan focused on enhancing our customers' experience and capturing cost efficiencies to drive sustainable growth."

Rogers Communications Inc.	1	Fourth Quarter 2017

Key Financial Highlights

Higher revenue
Revenue increased 3% this quarter, largely driven by Wireless service revenue growth of 7% as a result of subscriber growth and a greater number of subscribers on higher-rate plans from our various brands, including Rogers Share Everything plans.

Cable revenue increased 2% this quarter due to continued strong Internet revenue growth of 9%.

Media revenue decreased 4% this quarter primarily as a result of lower revenue from the Toronto Blue Jays, primarily due to the postseason success in 2016, and lower publishing-related revenue due to the strategic shift to digital media announced last year, partially offset by higher Sportsnet revenue and increased sales at Today's Shopping Choice (TSC).

Higher adjusted operating profit and margins
Adjusted operating profit increased 6% this quarter, primarily as a result of Wireless adjusted operating profit growth of 9% due to the strong flow-through of service revenue growth described above and various cost efficiencies.

Cable adjusted operating profit increased 3% this quarter as a result of strong Internet revenue growth, the ongoing product mix shift to higher-margin Internet services, and various cost efficiencies.

Media adjusted operating profit decreased 20% this quarter primarily as a result of lower revenue from the Toronto Blue Jays, as discussed above, and lower publishing-related revenue due to the strategic shift to digital media announced late last year, partially offset by higher Sportsnet revenue.

Our adjusted operating profit margin increased to 36.9% this quarter, an expansion of 100 basis points. This increase was primarily driven by Wireless, with a 60 basis point expansion to 43.2%, and Cable, with an 80 basis point expansion to 51.5%.

Higher net income and adjusted net income
Net income increased this quarter as a result of losses incurred last year related to the discontinuation of the development of our legacy IPTV product and higher adjusted operating profit. Adjusted net income increased 19% this quarter primarily due to higher adjusted operating profit and lower depreciation and amortization.

Substantial free cash flow affords financial flexibility
This quarter, we continued to generate substantial cash flow from operating activities and free cash flow of $1,142 million and $244 million, respectively. Free cash flow decreased as a result of greater capital expenditures this quarter compared to last year.

We ended the fourth quarter with a debt leverage ratio (adjusted net debt / adjusted operating profit) of 2.8, which improved from a ratio of 3.0 as at the end of the same period last year. See "Managing our Liquidity and Financial Resources" for more information.

Our solid financial results enabled us to continue to make investments in our network and still return substantial dividends to shareholders. We paid $247 million in dividends this quarter.

Rogers Communications Inc.	2	Fourth Quarter 2017

Achieved 2017 Guidance

The following table outlines guidance ranges that we had previously provided and our actual results and achievements for the selected full-year 2017 financial metrics.

	2016	2017			2017
(In millions of dollars, except percentages)	Actual	Guidance Ranges			Actual		Achievement

Consolidated Guidance [1]
Revenue	13,702	Increase of 3%	to	5%	14,143	3.2%	✓
Adjusted operating profit [2]	5,092	Increase of 5%	to	6%	5,379	5.6%	✓
Additions to property, plant and equipment, net [3]	2,352	2,350	to	2,450	2,436	n/m	✓
Free cash flow [2]	1,705	Increase of 2%	to	4%	1,746	2.4%	✓

[1]
The table outlines guidance ranges for selected full-year 2017 consolidated financial metrics provided in our January 26, 2017 earnings release and subsequently updated on October 19, 2017. Guidance ranges presented as percentages reflect percentage increases over 2016 actual results.

[2]
Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[3]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.

2018 Outlook

For the full-year 2018, we expect steady growth in revenue and adjusted EBITDA to drive higher free cash flow, despite higher net additions to property, plant and equipment. In 2018, we expect to have the financial flexibility to maintain our network advantages, to further reduce debt, and to continue to return cash to shareholders.

Effective January 1, 2018, the Company will commence using adjusted earnings before interest, tax, depreciation, and amortization (adjusted EBITDA) as the key measure of profit for the purpose of assessing performance for each segment and to make decisions about the allocation of resources. As such, we plan to introduce adjusted EBITDA as a new non-GAAP measure in our financial reports commencing January 1, 2018. This measure will replace our existing adjusted operating profit non-GAAP measure. We believe adjusted EBITDA better reflects segment and consolidated profitability. The difference between adjusted operating profit and adjusted EBITDA is that adjusted EBITDA will include stock-based compensation expense. We also believe that our decision-making processes will not be significantly affected through the use of adjusted EBITDA. Additionally, use of this measure will change our current definition of free cash flow. For detailed reconciliations, please see "Non-GAAP Measures".

	2017	2018 Guidance Ranges based on a comparable basis prior to the adoption of IFRS 15 [1]
(In millions of dollars, except percentages)	Actuals

Consolidated Guidance
Revenue	14,143	Increase of 3%	to	5%
Adjusted EBITDA [2]	5,318	Increase of 5%	to	7%
Additions to property, plant and equipment, net [3]	2,436	2,650	to	2,850
Free cash flow [2]	1,685	Increase of 3%	to	5%

[1]
Guidance ranges presented as percentages reflect percentage increases over full-year 2017 results. 2018 amounts for purposes of assessing our performance against guidance will be calculated consistently with revenue recognition accounting policies prior to adopting IFRS 15, Revenue from contracts with customers.

[2]
Effective January 1, 2018, free cash flow will be calculated using adjusted EBITDA as a result of our adoption of this profit measure instead of adjusted operating profit. Free cash flow presented above reflects this change. The difference between adjusted EBITDA and adjusted operating profit is that adjusted EBITDA will include stock-based compensation expense. Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[3]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.

The above table outlines guidance ranges for selected full-year 2018 consolidated financial metrics. These ranges take into consideration our current outlook and our 2017 results and are not expected to be impacted by the adoption of IFRS 15 on January 1, 2018. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2018 financial results for evaluating the performance of our business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "About Forward-Looking Information" (including the material assumptions listed under the heading "Key assumptions underlying our 2018 guidance") and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

Rogers Communications Inc.	3	Fourth Quarter 2017

We provide annual guidance ranges on a consolidated full-year basis that are consistent with annual full-year Board of Directors-approved plans. Any updates to our full-year financial guidance over the course of the year would only be made to the consolidated guidance ranges that appear above.

About Rogers

Rogers is a leading diversified Canadian communications and media company that's working to deliver a great experience to our customers every day. We are Canada's largest provider of wireless communications services and one of Canada's leading providers of cable television, high-speed Internet, information technology, and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, sports, televised and online shopping, magazines, and digital media. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact	Media contact

Amy Schwalm	Terrie Tweddle
416.704.9057	647.501.8346
amy.schwalm@rci.rogers.com	terrie.tweddle@rci.rogers.com

Quarterly Investment Community Teleconference

Our fourth quarter 2017 results teleconference with the investment community will be held on:

•	January 25, 2018

•	8:00 a.m. Eastern Time

•	webcast available at investors.rogers.com

•	media are welcome to participate on a listen-only basis

A rebroadcast will be available at investors.rogers.com for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers' management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers' website at investors.rogers.com.

For More Information

You can find more information relating to us on our website (investors.rogers.com), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to investors.rogers.com for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	4	Fourth Quarter 2017

About this Earnings Release

This earnings release contains important information about our business and our performance for the three and twelve months ended December 31, 2017, as well as forward-looking information about future periods. This earnings release should be used as preparation for reading our forthcoming Management's Discussion and Analysis (MD&A) and Audited Consolidated Financial Statements for the year ended December 31, 2017, which we intend to file with securities regulators in Canada and the US in the coming weeks. These statements will be made available on the investors.rogers.com, sedar.com, and sec.gov websites or mailed upon request.

The financial information contained in this earnings release is prepared using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This earnings release should be read in conjunction with our 2016 Annual MD&A, our 2016 Audited Consolidated Financial Statements, our 2017 First, Second, and Third Quarter MD&A and Interim Condensed Consolidated Financial Statements, and our other recent filings with Canadian and US securities regulatory authorities, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

All dollar amounts are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. Information is current as at January 25, 2018 and was approved by our Board of Directors (Board). This earnings release includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

In this earnings release, this quarter, the quarter, or the fourth quarter refer to the three months ended December 31, 2017, the first quarter refers to the three months ended March 31, 2017, the second quarter refers to the three months ended June 30, 2017, the third quarter refers to the three months ended September 30, 2017, and year to date or full-year refer to the twelve months ended December 31, 2017. All results commentary is compared to the equivalent periods in 2016 or as at December 31, 2016, as applicable, unless otherwise indicated.

Reporting Segments
We report our results of operations in four reporting segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses.
Business Solutions
Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the enterprise, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, digital media, and publishing.

Wireless, Cable, and Business Solutions are operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

We intend to redefine our reporting segments effective January 1, 2018 as a result of technological evolution and the increased overlap between the various product offerings within our Cable and Business Solutions reporting segments, as well as how we allocate resources amongst, and the general management of, our reporting segments. Effective January 1, 2018, the results of our existing Cable segment, Business Solutions segment, and our Smart Home Monitoring products will be presented within a redefined Cable segment. Financial results related to our Smart Home Monitoring product are currently reported within Corporate items and intercompany eliminations. We will retrospectively amend our 2017 comparative segment results in 2018 to account for this redefinition.

Rogers Communications Inc.	5	Fourth Quarter 2017

Summary of Consolidated Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins and per share amounts)	2017	2016	% Chg		2017	2016	% Chg

Revenue
Wireless	2,189	2,058	6		8,343	7,916	5
Cable	871	858	2		3,466	3,449	—
Business Solutions	99	96	3		387	384	1
Media	526	550	(4)		2,153	2,146	—
Corporate items and intercompany eliminations	(53)	(52)	2		(206)	(193)	7
Revenue	3,632	3,510	3		14,143	13,702	3
Total service revenue [1]	3,430	3,306	4		13,560	13,027	4

Adjusted operating profit
Wireless	860	792	9		3,561	3,285	8
Cable	449	435	3		1,709	1,674	2
Business Solutions	32	30	7		128	123	4
Media	39	49	(20)		139	169	(18)
Corporate items and intercompany eliminations	(40)	(47)	(15)		(158)	(159)	(1)
Adjusted operating profit [2]	1,340	1,259	6		5,379	5,092	6

Adjusted operating profit margin [2]	36.9%	35.9%	1.0	pts	38.0%	37.2%	0.8	pts

Net income (loss)	419	(9)	n/m		1,711	835	105
Basic earnings (loss) per share	$0.81	($0.02)	n/m		$3.32	$1.62	105
Diluted earnings (loss) per share	$0.81	($0.04)	n/m		$3.31	$1.62	104

Adjusted net income [2]	455	382	19		1,821	1,481	23
Adjusted basic earnings per share [2]	$0.88	$0.74	19		$3.54	$2.88	23
Adjusted diluted earnings per share [2]	$0.88	$0.74	19		$3.52	$2.86	23

Additions to property, plant and equipment, net	841	604	39		2,436	2,352	4
Cash provided by operating activities	1,142	1,053	8		3,938	3,957	—
Free cash flow [2]	244	392	(38)		1,746	1,705	2

[1]	As defined. See "Key Performance Indicators".

[2]
Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Rogers Communications Inc.	6	Fourth Quarter 2017

Results of our Reporting Segments

WIRELESS

Wireless Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2017	2016	% Chg		2017	2016	% Chg

Revenue
Service revenue	1,990	1,858	7		7,775	7,258	7
Equipment revenue	199	200	(1)		568	658	(14)
Revenue	2,189	2,058	6		8,343	7,916	5

Operating expenses
Cost of equipment	648	584	11		2,033	1,947	4
Other operating expenses	681	682	—		2,749	2,684	2
Operating expenses	1,329	1,266	5		4,782	4,631	3

Adjusted operating profit	860	792	9		3,561	3,285	8

Adjusted operating profit margin as a % of service revenue	43.2%	42.6%	0.6	pts	45.8%	45.3%	0.5	pts
Additions to property, plant and equipment	269	153	76		806	702	15

Wireless Subscriber Results 1

	Three months ended December 31				Twelve months ended December 31
(In thousands, except churn, postpaid ARPA, and blended ARPU)	2017	2016	Chg		2017	2016	Chg

Postpaid [2]
Gross additions	456	436	20		1,599	1,521	78
Net additions	72	93	(21)		354	286	68
Total postpaid subscribers [3]	8,704	8,557	147		8,704	8,557	147
Churn (monthly)	1.48%	1.35%	0.13	pts	1.20%	1.23%	(0.03	pts)
ARPA (monthly)	$126.54	$119.90	$6.64		$124.75	$117.37	$7.38
Prepaid
Gross additions	165	172	(7)		782	761	21
Net (losses) additions	(8)	38	(46)		61	111	(50)
Total prepaid subscribers [3]	1,778	1,717	61		1,778	1,717	61
Churn (monthly)	3.22%	2.62%	0.60	pts	3.48%	3.32%	0.16	pts
Blended ARPU (monthly) [2]	$63.46	$60.72	$2.74		$62.31	$60.42	$1.89

[1]	Subscriber counts, subscriber churn, postpaid ARPA, and blended ARPU are key performance indicators. See "Key Performance Indicators".

[2]
Effective October 1, 2017, and on a prospective basis, we reduced our Wireless postpaid subscriber base by 207,000 subscribers to remove a low-ARPU public services customer that is in the process of migrating to another service provider. We believe adjusting our base for a customer of this size that migrates off our network provides a more meaningful reflection of the underlying organic performance of our Wireless business.

[3]	As at end of period.

Service revenue
The 7% increase in service revenue this quarter was a result of:

•
higher blended ARPU, primarily as a result of the increased mix of subscribers on higher-rate plans from our various brands, which includes the customer-friendly Rogers Share Everything plans, and increased data usage. Our higher-rate plans typically generate higher ARPU, may allow users to pool and manage their data usage across multiple devices, and provide access to some of our other offerings, such as Roam Like Home, Fido Roam, Rogers NHL LIVE, Fido Data Bytes, and Spotify; and

•	larger postpaid and prepaid subscriber bases.

Rogers Communications Inc.	7	Fourth Quarter 2017

The 6% increase in postpaid ARPA this quarter was primarily a result of the continued adoption of Rogers Share Everything plans and the increasing number of lines per customer account. Customers on Share Everything plans have increasingly utilized the advantages of premium offerings and access their shareable plans with multiple devices on the same account.

The 5% increase in blended ARPU this quarter was a result of the increased service revenue, as discussed above, and the adjustment to our postpaid subscriber base pertaining to the migration of a public services customer.

The increase in postpaid churn this quarter was primarily a result of heightened competitive intensity, particularly during the holiday season.

Equipment revenue
The 1% decrease in equipment revenue this quarter was a result of:

•	larger average investments in higher-blended-ARPU-generating customers who purchased devices under term contracts, in part due to the heightened competitive intensity this quarter; partially offset by

•	a 7% increase in device upgrades by existing subscribers; and

•	higher postpaid gross additions.

Operating expenses
Cost of equipment
The 11% increase in the cost of equipment this quarter was a result of:

•	a continued shift in the product mix of device sales towards higher-cost smartphones as more devices launched and we continue to invest in higher-blended-ARPU-generating customers;

•	the increase in device upgrades by existing subscribers as discussed above; and

•	higher postpaid gross additions.

Other operating expenses
Other operating expenses were stable this quarter as a result of:

•	various cost efficiencies and productivity initiatives; offset by

•	higher costs related to increased revenue, as discussed above.

Adjusted operating profit
The 9% increase in adjusted operating profit this quarter was a result of the strong flow-through of service revenue growth discussed above.

Rogers Communications Inc.	8	Fourth Quarter 2017

CABLE

Cable Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2017	2016	% Chg		2017	2016	% Chg

Revenue
Internet	413	378	9		1,606	1,495	7
Television	372	386	(4)		1,501	1,562	(4)
Phone	84	93	(10)		353	386	(9)
Service revenue	869	857	1		3,460	3,443	—
Equipment revenue	2	1	100		6	6	—
Revenue	871	858	2		3,466	3,449	—

Operating expenses
Cost of equipment	—	1	n/m		2	3	(33)
Other operating expenses	422	422	—		1,755	1,772	(1)
Operating expenses	422	423	—		1,757	1,775	(1)

Adjusted operating profit	449	435	3		1,709	1,674	2

Adjusted operating profit margin	51.5%	50.7%	0.8	pts	49.3%	48.5%	0.8	pts
Additions to property, plant and equipment	379	284	33		1,172	1,085	8

Cable Subscriber Results 1

	Three months ended December 31			Twelve months ended December 31
(In thousands)	2017	2016	Chg	2017	2016	Chg

Internet
Net additions	17	30	(13)	85	97	(12)
Total Internet subscribers [2]	2,230	2,145	85	2,230	2,145	85
Television
Net losses	(13)	(13)	—	(80)	(76)	(4)
Total Television subscribers [2]	1,740	1,820	(80)	1,740	1,820	(80)
Phone
Net additions	9	4	5	14	4	10
Total Phone subscribers [2]	1,108	1,094	14	1,108	1,094	14

Cable homes passed [2]	4,307	4,241	66	4,307	4,241	66
Total service units [3]
Net additions	13	21	(8)	19	25	(6)
Total service units [2]	5,078	5,059	19	5,078	5,059	19

[1]	Subscriber counts are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

[3]	Includes Internet, Television, and Phone subscribers.

Revenue
The 2% increase in revenue this quarter was a result of:

•	the movement of Internet customers to higher speed and usage tiers; and

•	the impact of service pricing changes; partially offset by

•	a lower subscriber base for our Television products.

Rogers Communications Inc.	9	Fourth Quarter 2017

Internet revenue
The 9% increase in Internet revenue this quarter was a result of:

•	general movement of customers to higher speed and usage tiers of our Internet offerings, with 54% of our residential Internet base on plans of 100 megabits per second or higher (2016 - 46%);

•	a larger Internet subscriber base; and

•	the impact of Internet service pricing changes; partially offset by

•	more promotional pricing provided to subscribers.

Television revenue
The 4% decrease in Television revenue this quarter was a result of:

•	the decline in Television subscribers over the past year; partially offset by

•	the impact of Television service pricing changes, net of discounts.

Phone revenue
The 10% decrease in Phone revenue this quarter was a result of the impact of pricing.

Operating expenses
Operating expenses were stable this quarter as a result of:

•	various cost efficiencies and productivity initiatives; offset by

•	higher costs related to increased revenue, as discussed above.

Adjusted operating profit
The 3% increase in adjusted operating profit this quarter was a result of the revenue changes discussed above.

Rogers Communications Inc.	10	Fourth Quarter 2017

BUSINESS SOLUTIONS

Business Solutions Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2017	2016	% Chg		2017	2016	% Chg

Revenue
Next generation	84	77	9		322	307	5
Legacy	14	17	(18)		58	71	(18)
Service revenue	98	94	4		380	378	1
Equipment revenue	1	2	(50)		7	6	17
Revenue	99	96	3		387	384	1

Operating expenses	67	66	2		259	261	(1)

Adjusted operating profit	32	30	7		128	123	4

Adjusted operating profit margin	32.3%	31.3%	1.0	pts	33.1%	32.0%	1.1	pts
Additions to property, plant and equipment	40	37	8		131	146	(10)

Revenue
The 4% increase in service revenue this quarter was a result of the increase in higher-margin, next generation on-net and near-net IP-based services revenue, partially offset by the continued decline in our legacy and off-net voice business.

We expect legacy service revenue will continue to decrease as we focus on migrating customers to more advanced, cost-effective IP-based services and solutions. Next generation services, which include our data centre operations, represented 86% of service revenue in the quarter (2016 - 82%).

Operating expenses
Operating expenses this quarter were in line with fourth quarter operating expenses of 2016.

Adjusted operating profit
The 7% increase in adjusted operating profit this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	11	Fourth Quarter 2017

MEDIA

Media Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2017	2016	% Chg		2017	2016	% Chg

Revenue	526	550	(4)		2,153	2,146	—
Operating expenses	487	501	(3)		2,014	1,977	2

Adjusted operating profit	39	49	(20)		139	169	(18)

Adjusted operating profit margin	7.4%	8.9%	(1.5	pts)	6.5%	7.9%	(1.4	pts)
Additions to property, plant and equipment	39	19	105		83	62	34

Revenue
The 4% decrease in revenue this quarter was a result of:

•	lower revenue at the Toronto Blue Jays due to the postseason in 2016; and

•	lower publishing-related revenue as a result of the strategic shift to digital media announced last year; partially offset by

•	higher Sportsnet revenue; and

•	higher TSC merchandise sales.

Operating expenses
The 3% decrease in operating expenses this quarter was a result of:

•	lower publishing-related costs as a result of the strategic shift described above; and

•	lower Toronto Blue Jays costs due to costs associated with the 2016 postseason; partially offset by

•	higher TSC merchandise costs.

Adjusted operating profit
The 20% decrease in adjusted operating profit this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	12	Fourth Quarter 2017

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT, NET

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except capital intensity)	2017	2016	% Chg	2017	2016	% Chg

Additions to property, plant and equipment
Wireless	269	153	76	806	702	15
Cable	379	284	33	1,172	1,085	8
Business Solutions	40	37	8	131	146	(10)
Media	39	19	105	83	62	34
Corporate	114	111	3	318	357	(11)

Total additions to property, plant and equipment [1]	841	604	39	2,510	2,352	7
Proceeds from disposition of property, plant and equipment	—	—	n/m	(74)	—	n/m

Total additions to property, plant and equipment, net	841	604	39	2,436	2,352	4

Capital intensity [2]	23.2%	17.2%	6.0	17.2%	17.2%	—

[1]	Additions to property, plant and equipment do not include expenditures for spectrum licences.

[2]	As defined. See "Key Performance Indicators".

Wireless
The increase in additions to property, plant and equipment in Wireless this quarter was a result of investments made to upgrade our wireless network to continue delivering worry-free, reliable performance for our customers. We are augmenting our existing LTE network with 4.5G technology investments that are also designed to migrate to a 5G environment. This quarter, we began upgrading our radio infrastructure and made investments to activate the AWS-1 spectrum licence acquired earlier in 2017.

Cable
The increase in additions to property, plant and equipment in Cable this quarter was a result of higher investments in network and information technology infrastructure, partially related to our forthcoming Ignite TV product (previously referred to as the X1 IP-based video platform), and to enhance the quality of our cable network. This quarter, we began upgrading our hybrid fibre-coaxial infrastructure with additional fibre deployments and further DOCSIS technology enhancements. These deployments and enhancements will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience.

Business Solutions
The increase in additions to property, plant and equipment in Business Solutions this quarter was a result of higher investments in network infrastructure.

Media
The increase in additions to property, plant and equipment this quarter reflect higher investments in our broadcast infrastructure and the Rogers Centre.

Corporate
The increase in additions to property, plant and equipment in Corporate this quarter was a result of higher investments in premise improvements.

Capital intensity
Capital intensity increased this quarter as a result of higher net additions to property, plant and equipment as discussed above, partially offset by higher total revenue.

Rogers Communications Inc.	13	Fourth Quarter 2017

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2017	2016	% Chg	2017	2016	% Chg

Adjusted operating profit [1]	1,340	1,259	6	5,379	5,092	6
Deduct (add):
Stock-based compensation	14	16	(13)	61	61	—
Depreciation and amortization	531	555	(4)	2,142	2,276	(6)
Gain on disposition of property, plant and equipment	—	—	n/m	(49)	—	n/m
Restructuring, acquisition and other	31	518	(94)	152	644	(76)
Finance costs	184	188	(2)	746	761	(2)
Other expense (income)	3	(4)	n/m	(19)	191	n/m
Income tax expense (recovery)	158	(5)	n/m	635	324	96

Net income (loss)	419	(9)	n/m	1,711	835	105

[1]
Adjusted operating profit is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about this measure, including how we calculate it.

Stock-based compensation
Our stock-based compensation, which includes stock options (with stock appreciation rights), restricted share units, and deferred share units, is generally driven by:

•	the vesting of stock options and share units; and

•	changes in the market price of RCI Class B shares; offset by

•
the impact of certain equity derivative instruments designed to hedge a portion of the stock price appreciation risk for our stock-based compensation programs. See "Financial Risk Management" for more information about equity derivatives.

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2017	2016	2017	2016

Impact of vesting	13	19	61	70
Impact of change in price	2	(22)	74	24
Equity derivatives, net of interest receipt	(1)	19	(74)	(33)

Total stock-based compensation	14	16	61	61

Depreciation and amortization

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2017	2016	% Chg	2017	2016	% Chg

Depreciation	518	538	(4)	2,087	2,183	(4)
Amortization	13	17	(24)	55	93	(41)

Total depreciation and amortization	531	555	(4)	2,142	2,276	(6)

Total depreciation and amortization decreased this quarter primarily as a result of certain assets becoming fully amortized.

Rogers Communications Inc.	14	Fourth Quarter 2017

Restructuring, acquisition and other
This quarter, we incurred $31 million (2016 - $518 million) in restructuring, acquisition and other expenses. The costs this quarter were primarily a result of severance costs associated with the targeted restructuring of our employee base and certain contract termination costs. In 2016, these costs were primarily a result of the $484 million charge for asset impairment and related onerous contracts related to our legacy IPTV product. In 2017, this charge has been reported within restructuring, acquisition and other compared to a separate classification as impairment of assets and related onerous contract charges reported in 2016.

Finance costs

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2017	2016	% Chg	2017	2016	% Chg

Interest on borrowings [1]	184	185	(1)	740	758	(2)
Interest on post-employment benefits liability	3	2	50	12	9	33
Loss (gain) on foreign exchange	8	32	(75)	(107)	13	n/m
Change in fair value of derivatives	(10)	(34)	(71)	99	(16)	n/m
Capitalized interest	(5)	(3)	67	(18)	(18)	—
Other	4	6	(33)	20	15	33

Total finance costs	184	188	(2)	746	761	(2)

[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.

Interest on borrowings
Interest on borrowings decreased this quarter as a result of a marginally lower weighted average cost of financing on a lower average debt balance. See "Managing our Liquidity and Financial Resources" and "Financial Condition" for more information about our debt and related finance costs.

Income tax expense (recovery)

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars, except tax rates)	2017	2016	2017	2016

Statutory income tax rate	26.7%	26.6%	26.7%	26.6%
Income (loss) before income tax expense (recovery)	577	(14)	2,346	1,159
Computed income tax expense (recovery)	154	(4)	626	308
Increase (decrease) in income tax expense resulting from:
Non-(taxable) deductible stock-based compensation	—	(2)	9	5
Non-deductible portion of equity losses	2	2	—	18
Non-deductible loss on available-for-sale investments	—	—	7	—
Income tax adjustment, legislative tax change	2	—	2	3
Non-taxable portion of capital gain	—	—	(10)	(7)
Other items	—	(1)	1	(3)

Total income tax expense (recovery)	158	(5)	635	324

Effective income tax rate	27.4%	35.7%	27.1%	28.0%
Cash income taxes paid	76	81	475	295

The effective income tax rate for the quarter was higher than the statutory tax rate primarily as a result of non-deductible equity losses recognized on certain of our investments and an increase in income tax expense as a result of a legislative tax change.

Cash income taxes paid decreased this quarter as a result of the timing of installment payments.

Rogers Communications Inc.	15	Fourth Quarter 2017

Net income (loss)

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2017	2016	% Chg	2017	2016	% Chg

Net income (loss)	419	(9)	n/m	1,711	835	105
Basic earnings (loss) per share	$0.81	($0.02)	n/m	$3.32	$1.62	105
Diluted earnings (loss) per share	$0.81	($0.04)	n/m	$3.31	$1.62	104

Adjusted net income
We calculate adjusted net income from adjusted operating profit as follows:

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2017	2016	% Chg	2017	2016	% Chg

Adjusted operating profit [1]	1,340	1,259	6	5,379	5,092	6
Deduct:
Depreciation and amortization	531	555	(4)	2,142	2,276	(6)
Finance costs	184	188	(2)	746	761	(2)
Other expense (income) [2]	3	(4)	n/m	1	40	(98)
Income tax expense [3]	167	138	21	669	534	25

Adjusted net income [1]	455	382	19	1,821	1,481	23

Adjusted basic earnings per share [1]	$0.88	$0.74	19	$3.54	$2.88	23
Adjusted diluted earnings per share [1]	$0.88	$0.74	19	$3.52	$2.86	23

[1]
Adjusted operating profit, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[2]
Other income for the twelve months ended December 31, 2017 excludes a $20 million provision reversal on the wind down of shomi. Other expense for the twelve months ended December 31, 2016 excludes an $11 million net loss on divestitures pertaining to investments and a $140 million loss on the wind down of our shomi joint venture.

[3]
Income tax expense excludes an $11 million recovery (2016 - $143 million recovery) for the quarter and a $36 million recovery (2016 - $213 million recovery) for the year to date related to the income tax impact for adjusted items. Income tax expense also excludes expenses as a result of legislative tax changes of $2 million (2016 - nil) for the quarter and $2 million (2016 - $3 million) for the year to date.

Rogers Communications Inc.	16	Fourth Quarter 2017

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2017	2016	2017	2016

Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,358	1,276	5,302	4,994
Change in non-cash operating working capital items	(15)	(18)	(154)	14
Cash provided by operating activities before income taxes paid and interest paid	1,343	1,258	5,148	5,008
Income taxes paid	(76)	(81)	(475)	(295)
Interest paid	(125)	(124)	(735)	(756)

Cash provided by operating activities	1,142	1,053	3,938	3,957

Investing activities:
Additions to property, plant and equipment, net	(841)	(604)	(2,436)	(2,352)
Additions to program rights	(21)	(3)	(59)	(46)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	101	44	109	(103)
Acquisitions and other strategic transactions, net of cash acquired	—	—	(184)	—
Other	21	49	(60)	45

Cash used in investing activities	(740)	(514)	(2,630)	(2,456)

Financing activities:
Net (repayment of) proceeds received on short-term borrowings	(163)	(250)	858	—
Net repayment of long-term debt	(3)	(57)	(1,034)	(538)
Net proceeds (payments) on settlement of debt derivatives and forward contracts	40	(28)	(79)	(45)
Transaction costs incurred	—	(17)	—	(17)
Dividends paid	(247)	(247)	(988)	(988)
Other	—	—	—	5

Cash used in financing activities	(373)	(599)	(1,243)	(1,583)

Change in cash and cash equivalents	29	(60)	65	(82)
(Bank advances) cash and cash equivalents, beginning of period	(35)	(11)	(71)	11

Bank advances, end of period	(6)	(71)	(6)	(71)

Operating activities
The 8% increase in cash provided by operating activities this quarter was primarily a result of higher net income.

Investing activities
Additions to property, plant and equipment, net
We spent $841 million this quarter on net additions to property, plant and equipment, before changes in non-cash working capital items, which was higher than the same period in 2016. See "Additions to Property, Plant and Equipment, net" for more information.

Rogers Communications Inc.	17	Fourth Quarter 2017

Financing activities
During the quarter, we repaid net amounts of $126 million (2016 - $335 million) on our short-term borrowings, long-term debt, and related derivatives. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our accounts receivable securitization program and under our US dollar-denominated commercial paper (US CP) program. Below is a summary of our short-term borrowings as at December 31, 2017 and 2016.

	As at December 31	As at December 31
(In millions of dollars)	2017	2016

Accounts receivable securitization program	650	800
US commercial paper program	935	—

Total short-term borrowings	1,585	800

Below is a summary of the activity relating to our short-term borrowings for the three and twelve months ended December 31, 2017 and 2016.

		Three months ended December 31, 2017			Twelve months ended December 31, 2017
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from accounts receivable securitization			—			530
Repayment of accounts receivable securitization			(390)			(680)
Net repayment of accounts receivable securitization			(390)			(150)

Proceeds received from US commercial paper	2,142	1.2750	2,731	8,267	1.2958	10,712
Repayment of US commercial paper	(1,958)	1.2789	(2,504)	(7,530)	1.2887	(9,704)
Net proceeds received from US commercial paper			227			1,008

Net (repayment of) proceeds received on short-term borrowings			(163)			858

		Three months ended December 31, 2016			Twelve months ended December 31, 2016
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from accounts receivable securitization			—			295
Repayment of accounts receivable securitization			(250)			(295)
Net repayment of accounts receivable securitization			(250)			—

Net repayment of short-term borrowings			(250)			—

In March 2017, we entered into a US CP program that allowed us to issue up to a maximum aggregate principal amount of US$1 billion. In December 2017, we increased the maximum aggregate principal amount allowed under our US CP program to US$1.5 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Any issuances made under the US CP program will be issued at a discount. See "Financial Condition" for more information.

Concurrent with our US CP issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program. See "Financial Risk Management" for more information.

Rogers Communications Inc.	18	Fourth Quarter 2017

Long-term debt
Our long-term debt consists of amounts outstanding under our bank credit facilities and letter of credit facilities and the senior notes and debentures we have issued. Below is a summary of the activity relating to our long-term debt for the three and twelve months ended December 31, 2017 and 2016.

		Three months ended December 31, 2017			Twelve months ended December 31, 2017
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (Cdn$)			—			1,730
Credit facility borrowings (US$)	100	1.25	125	960	1.32	1,269
Total credit facility borrowings			125			2,999

Credit facility repayments (Cdn$)			—			(1,830)
Credit facility repayments (US$)	(100)	1.28	(128)	(1,110)	1.31	(1,453)
Total credit facility repayments			(128)			(3,283)

Net repayments under credit facilities			(3)			(284)

Senior note repayments (Cdn$)			—			(750)

Net repayment of long-term debt			(3)			(1,034)

		Three months ended December 31, 2016			Twelve months ended December 31, 2016
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (Cdn$)			325			1,140
Credit facility borrowings (US$)	303	1.31	398	2,188	1.31	2,877
Total credit facility borrowings			723			4,017

Credit facility repayments (Cdn$)			(225)			(1,540)
Credit facility repayments (US$)	(914)	1.34	(1,226)	(2,038)	1.32	(2,686)
Total credit facility repayments			(1,451)			(4,226)

Net repayments under credit facilities			(728)			(209)

Senior note issuances (US$)	500	1.34	671	500	1.34	671
Senior note repayments (Cdn$)			—			(1,000)

Net issuance (repayment) of senior notes			671			(329)

Net repayment of long-term debt			(57)			(538)

Rogers Communications Inc.	19	Fourth Quarter 2017

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2017	2016	2017	2016

Long-term debt net of transaction costs, beginning of period	14,402	15,927	16,080	16,870
Net repayment of long-term debt	(3)	(57)	(1,034)	(538)
Loss (gain) on foreign exchange	46	224	(608)	(245)
Deferred transaction costs incurred	—	(17)	(3)	(12)
Amortization of deferred transaction costs	3	3	13	5

Long-term debt net of transaction costs, end of period	14,448	16,080	14,448	16,080

Certain funds were borrowed under our revolving and non-revolving credit facilities in US dollars to take advantage of a favourable interest rate spread; we have entered into debt derivatives related to these borrowings to convert all the interest and principal payment obligations to Canadian dollars. See "Financial Risk Management" for more information.

Dividends
Below is a summary of the dividends we declared and paid on our outstanding Class A Voting and Class B Non-Voting shares in 2017 and 2016.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 26, 2017	March 13, 2017	April 3, 2017	0.48	247
April 18, 2017	June 12, 2017	July 4, 2017	0.48	247
August 17, 2017	September 15, 2017	October 3, 2017	0.48	247
October 19, 2017	December 11, 2017	January 2, 2018	0.48	247

January 27, 2016	March 13, 2016	April 1, 2016	0.48	247
April 18, 2016	June 12, 2016	July 4, 2016	0.48	247
August 11, 2016	September 11, 2016	October 3, 2016	0.48	247
October 20, 2016	December 12, 2016	January 3, 2017	0.48	247

Free cash flow

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2017	2016	% Chg	2017	2016	% Chg

Adjusted operating profit [1]	1,340	1,259	6	5,379	5,092	6
Deduct:
Additions to property, plant and equipment, net [2]	841	604	39	2,436	2,352	4
Interest on borrowings, net of capitalized interest	179	182	(2)	722	740	(2)
Cash income taxes [3]	76	81	(6)	475	295	61

Free cash flow [1]	244	392	(38)	1,746	1,705	2

[1]
Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[2]	Additions to property, plant and equipment, net do not include expenditures for spectrum licences.

[3]	Cash income taxes are net of refunds received.

The 38% decrease in free cash flow this quarter was a result of higher net additions to property, plant and equipment, partially offset by higher adjusted operating profit.

Rogers Communications Inc.	20	Fourth Quarter 2017

Financial Condition

Below is a summary of our total available liquidity under our bank credit facilities, letters of credit facilities, and short-term borrowings.

As at December 31, 2017	Total available	Drawn	Letters of credit	US CP program	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	—	9	935	2,256
Outstanding letters of credit	87	—	87	—	—
Bank advances	—	6	—	—	(6)
Total bank credit facilities	3,287	6	96	935	2,250
Accounts receivable securitization	1,050	650	—	—	400

Total	4,337	656	96	935	2,650

As at December 31, 2016	Total available	Drawn	Letters of credit	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	2,500	—	9	2,491
Non-revolving	301	301	—	—
Outstanding letters of credit	59	—	59	—
Bank advances	—	71	—	(71)
Total bank credit facilities	2,860	372	68	2,420
Accounts receivable securitization	1,050	800	—	250

Total	3,910	1,172	68	2,670

In addition to the sources of available liquidity noted above, we held $1,465 million of marketable securities in publicly-traded companies as at December 31, 2017 (December 31, 2016 - $1,047 million).

Weighted average cost of borrowings
Our borrowings had a weighted average cost of 4.70% as at December 31, 2017 (December 31, 2016 - 4.72%) and a weighted average term to maturity of 9.9 years (December 31, 2016 - 10.6 years).

Below is a summary of the credit ratings on RCI's outstanding senior notes and debentures (long-term) and US CP (short-term) as at December 31, 2017.

Issuance	Standard & Poor’s	Moody’s	Fitch
Corporate credit issuer default rating [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
Senior unsecured debt [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
US commercial paper [1]	A-2	P-2	N/A [2]

[1]	Unchanged in the quarter.

[2]	We did not seek a rating from Fitch for our short-term obligations in 2017.

Rogers Communications Inc.	21	Fourth Quarter 2017

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2016 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 89.5% of our outstanding debt, including short-term borrowings, as at December 31, 2017 (December 31, 2016 - 91.2%).

Debt derivatives
We use cross-currency interest exchange agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated senior notes and debentures, credit facility borrowings, and US CP borrowings. We designate the debt derivatives related to our senior notes and debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and twelve months ended December 31, 2017 and 2016.

		Three months ended December 31, 2017			Twelve months ended December 31, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	100	1.25	125	1,610	1.32	2,126
Debt derivatives settled	100	1.25	125	1,760	1.32	2,327

Net cash received (paid)			4			(17)

Commercial paper program
Debt derivatives entered	2,140	1.28	2,732	8,266	1.30	10,711
Debt derivatives settled	1,955	1.28	2,500	7,521	1.29	9,692

Net cash received (paid)			36			(62)

		Three months ended December 31, 2016			Twelve months ended December 31, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	1,947	1.33	2,583	8,683	1.31	11,360
Debt derivatives settled	2,558	1.32	3,385	8,533	1.31	11,159

Net cash received			25			8

As at December 31, 2017, we had nil and US$746 million of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2016 - US$150 million and nil), respectively.

Senior notes
During this quarter, we did not enter into or settle any debt derivatives related to senior notes.

Bond forwards
During this quarter, we did not enter into or settle any bond forwards.

On November 4, 2016, we exercised a $500 million notional bond forward due January 4, 2017 in relation to the issuance of the US$500 million senior notes due 2026 and paid $53 million to settle the derivative. The amount paid represents the fair value of the bond forward at the time of settlement and will be reclassified into finance costs from the hedging reserve using the effective interest rate method over the life of the US$500 million senior notes due 2026.

Rogers Communications Inc.	22	Fourth Quarter 2017

Expenditure derivatives
Below is a summary of the expenditure derivatives we entered into and settled during the three and twelve months ended December 31, 2017 and 2016.

	Three months ended December 31, 2017			Twelve months ended December 31, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	—	—	—	840	1.27	1,070
Expenditure derivatives settled	225	1.33	300	930	1.33	1,240

	Three months ended December 31, 2016			Twelve months ended December 31, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	240	1.32	316	990	1.33	1,318
Expenditure derivatives settled	210	1.21	255	840	1.22	1,025

As at December 31, 2017, we had US$1,200 million of expenditure derivatives outstanding (December 31, 2016 - US$1,290 million) with terms to maturity ranging from January 2018 to December 2019 (December 31, 2016 - January 2017 to December 2018), at an average rate of $1.28/US$ (December 31, 2016 - $1.32/US$).

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
As at December 31, 2017, we had equity derivatives outstanding for 5.4 million (December 31, 2016 - 5.4 million) RCI Class B shares with a weighted average price of $51.44 (December 31, 2016 - $50.30).

We did not enter into or settle any equity derivatives during the quarter. We have executed extension agreements for the remaining equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2018 (from April 2017).

See "Mark-to-market value" for more information about our equity derivatives.

Rogers Communications Inc.	23	Fourth Quarter 2017

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at December 31, 2017
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.0401	5,409	1,301
As liabilities	1,500	1.3388	2,008	(149)
Short-term debt derivatives not accounted for as hedges:
As liabilities	746	1.2869	960	(23)
Net mark-to-market debt derivative asset				1,129
Bond forwards accounted for as cash flow hedges:
As liabilities	—	—	900	(64)
Expenditure derivatives accounted for as cash flow hedges:
As assets	240	1.2239	294	5
As liabilities	960	1.2953	1,243	(44)
Net mark-to-market expenditure derivative liability				(39)
Equity derivatives not accounted for as hedges:
As assets	—	—	276	68

Net mark-to-market asset				1,094

	As at December 31, 2016
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.0401	5,409	1,751
As liabilities	1,500	1.3388	2,008	(68)
Short-term debt derivatives not accounted for as hedges:
As liabilities	150	1.3407	201	—
Net mark-to-market debt derivative asset				1,683
Bond forwards accounted for as cash flow hedges:
As liabilities	—	—	900	(51)
Expenditure derivatives accounted for as cash flow hedges:
As assets	990	1.2967	1,284	40
As liabilities	300	1.4129	424	(21)
Net mark-to-market expenditure derivative asset				19
Equity derivatives not accounted for as hedges:
As assets	—	—	270	8

Net mark-to-market asset				1,659

Rogers Communications Inc.	24	Fourth Quarter 2017

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, and cash and cash equivalents or bank advances.

	As at December 31	As at December 31
(In millions of dollars, except ratios)	2017	2016

Long-term debt [1]	14,555	16,197
Net debt derivative assets valued without any adjustment for credit risk [2]	(1,146)	(1,740)
Short-term borrowings	1,585	800
Bank advances	6	71

Adjusted net debt [3]	15,000	15,328

Debt leverage ratio [3,4]	2.8	3.0

[1]
Includes current and long-term portion of long-term debt before deferred transaction costs and discounts. See "Reconciliation of adjusted net debt" in the section "Non-GAAP Measures" for the calculation of this amount.

[2]
For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

[3]
Adjusted net debt and debt leverage ratio are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[4]	Debt leverage ratio is measured using adjusted operating profit for the last twelve consecutive months.

In addition, we held $1,465 million of marketable securities in publicly-traded companies as at December 31, 2017 (December 31, 2016 - $1,047 million).

Our adjusted net debt decreased by $328 million from December 31, 2016 primarily as a result of a decrease in our outstanding long-term debt, partially offset by an increase in our short-term borrowings and reduction in the fair value of our net debt derivative asset.

Outstanding common shares

	As at December 31	As at December 31
	2017	2016

Common shares outstanding [1]
Class A Voting	112,407,192	112,411,992
Class B Non-Voting	402,403,433	402,396,133

Total common shares	514,810,625	514,808,125

Options to purchase Class B Non-Voting shares
Outstanding options	2,637,890	3,732,524
Outstanding options exercisable	924,562	1,770,784

[1]
Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Voting shares may be made on different terms than the offer for the Class B Non-Voting shares.

Rogers Communications Inc.	25	Fourth Quarter 2017

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2016 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered an alternative to net income or any other measure of performance under IFRS. They include:

•	Subscriber counts;

•	Subscriber churn (churn);

•	Postpaid average revenue per account (ARPA);

•	Blended average revenue per user (ARPU);

•	Capital intensity; and

•	Total service revenue.

Rogers Communications Inc.	26	Fourth Quarter 2017

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and our Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Effective January 1, 2018, we will commence using adjusted EBITDA as the key measure of profit for the purpose of assessing performance for each segment and to make decisions about the allocation of resources. As such, we plan to introduce adjusted EBITDA as a new non-GAAP measures in our financial reports commencing January 1, 2018. This measure will replace our existing adjusted operating profit non-GAAP measure. We believe adjusted EBITDA more fully reflects segment and consolidated profitability. The difference between adjusted operating profit and adjusted EBITDA is that adjusted EBITDA will include stock-based compensation expense. We also believe that our decision-making processes will not be significantly affected through the use of adjusted EBITDA. Additionally, use of this measure will change our current definition of free cash flow.

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted operating profit Adjusted operating profit margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted operating profit:
Net income
add (deduct)
income tax expense (recovery); other expense (income); finance costs; restructuring, acquisition and other; loss (gain) on disposition of property, plant and equipment; depreciation and amortization; and stock-based compensation.

Adjusted operating profit margin:
Adjusted operating profit
divided by
revenue (service revenue for Wireless).
Net income
	●	We believe that certain investors and analysts use adjusted operating profit to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●
To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:
Net income
add (deduct)
stock-based compensation; restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income
divided by
basic and diluted weighted average shares outstanding.
Net income Basic and diluted earnings per share
Free cash flow	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted operating profit deduct additions to property, plant and equipment net of proceeds on disposition; interest on borrowings net of capitalized interest; and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.
Total long-term debt
add (deduct)
current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities; credit risk adjustment related to net debt derivatives; bank advances (cash and cash equivalents); and short-term borrowings.
Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Rogers Communications Inc.	27	Fourth Quarter 2017

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted net debt / adjusted operating profit (debt leverage ratio)	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted operating profit (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Reconciliation of adjusted operating profit

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2017	2016	2017	2016

Net income (loss)	419	(9)	1,711	835
Add (deduct):
Income tax expense (recovery)	158	(5)	635	324
Other expense (income)	3	(4)	(19)	191
Finance costs	184	188	746	761
Restructuring, acquisition and other	31	518	152	644
Gain on disposition of property, plant and equipment	—	—	(49)	—
Depreciation and amortization	531	555	2,142	2,276
Stock-based compensation	14	16	61	61

Adjusted operating profit	1,340	1,259	5,379	5,092

Reconciliation of adjusted operating profit margin

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars, except percentages)	2017	2016	2017	2016

Adjusted operating profit margin:
Adjusted operating profit	1,340	1,259	5,379	5,092
Divided by: total revenue	3,632	3,510	14,143	13,702

Adjusted operating profit margin	36.9%	35.9%	38.0%	37.2%

Reconciliation of adjusted net income

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2017	2016	2017	2016

Net income (loss)	419	(9)	1,711	835
Add (deduct):
Stock-based compensation	14	16	61	61
Restructuring, acquisition and other	31	518	152	644
Net loss on divestitures pertaining to investments	—	—	—	11
(Recovery) loss on wind down of shomi	—	—	(20)	140
Gain on disposition of property, plant and equipment	—	—	(49)	—
Income tax impact of above items	(11)	(143)	(36)	(213)
Income tax adjustment, legislative tax change	2	—	2	3

Adjusted net income	455	382	1,821	1,481

Rogers Communications Inc.	28	Fourth Quarter 2017

Reconciliation of adjusted earnings per share

(In millions of dollars, except per share amounts; number of shares outstanding in millions)	Three months ended December 31		Twelve months ended December 31
	2017	2016	2017	2016

Adjusted basic earnings per share:
Adjusted net income	455	382	1,821	1,481
Divided by:
Weighted average number of shares outstanding	515	515	515	515

Adjusted basic earnings per share	$0.88	$0.74	$3.54	$2.88

Adjusted diluted earnings per share:
Adjusted net income	455	382	1,821	1,481
Divided by:
Diluted weighted average number of shares outstanding	517	517	517	517

Adjusted diluted earnings per share	$0.88	$0.74	$3.52	$2.86

Reconciliation of free cash flow

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2017	2016	2017	2016

Cash provided by operating activities	1,142	1,053	3,938	3,957
Add (deduct):
Additions to property, plant and equipment, net	(841)	(604)	(2,436)	(2,352)
Interest on borrowings, net of capitalized interest	(179)	(182)	(722)	(740)
Restructuring, acquisition and other	31	518	152	644
Impairment of assets and related onerous contract charges	—	(484)	—	(484)
Interest paid	125	124	735	756
Change in non-cash operating working capital items	15	18	154	(14)
Other adjustments	(49)	(51)	(75)	(62)

Free cash flow	244	392	1,746	1,705

Rogers Communications Inc.	29	Fourth Quarter 2017

Reconciliation of adjusted net debt and debt leverage ratio

	As at December 31	As at December 31
(In millions of dollars)	2017	2016

Current portion of long-term debt	1,756	750
Long-term debt	12,692	15,330
Deferred transaction costs and discounts	107	117
	14,555	16,197
Add (deduct):
Net debt derivative assets	(1,129)	(1,683)
Credit risk adjustment related to net debt derivative assets	(17)	(57)
Short-term borrowings	1,585	800
Bank advances	6	71

Adjusted net debt	15,000	15,328

	As at December 31	As at December 31
(In millions of dollars, except ratios)	2017	2016

Debt leverage ratio
Adjusted net debt	15,000	15,328
Divided by: trailing 12-month adjusted operating profit	5,379	5,092

Debt leverage ratio	2.8	3.0

Reconciliation of EBITDA and adjusted EBITDA (with respect to "2018 Outlook")

	Twelve months ended December 31
(In millions of dollars)	2017	2016	% Chg

Net income	1,711	835	105
Add:
Income tax expense	635	324	96
Finance costs	746	761	(2)
Depreciation and amortization	2,142	2,276	(6)

EBITDA	5,234	4,196	25
Add (deduct):
Other (income) expense	(19)	191	n/m
Restructuring, acquisition and other	152	644	(76)
Gain on disposition of property, plant and equipment	(49)	—	n/m

Adjusted EBITDA	5,318	5,031	6
Add:
Stock-based compensation	61	61	—

Adjusted operating profit	5,379	5,092	6

Reconciliation of free cash flow (with respect to "2018 Outlook")

	Twelve months ended December 31
(In millions of dollars)	2017	2016	% Chg

Free cash flow as reported	1,746	1,705	2
Less: Stock-based compensation	61	61	—

Free cash flow calculated with adjusted EBITDA	1,685	1,644	2

Rogers Communications Inc.	30	Fourth Quarter 2017

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2017				2016
(In millions of dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue
Wireless	2,189	2,138	2,048	1,968	2,058	2,037	1,931	1,890
Cable	871	870	870	855	858	865	870	856
Business Solutions	99	97	96	95	96	95	97	96
Media	526	516	637	474	550	533	615	448
Corporate items and intercompany eliminations	(53)	(40)	(59)	(54)	(52)	(38)	(58)	(45)
Total revenue	3,632	3,581	3,592	3,338	3,510	3,492	3,455	3,245
Total service revenue [1]	3,430	3,450	3,466	3,214	3,306	3,328	3,308	3,085

Adjusted operating profit (loss)
Wireless	860	964	924	813	792	884	846	763
Cable	449	440	428	392	435	431	415	393
Business Solutions	32	33	32	31	30	31	31	31
Media	39	65	63	(28)	49	79	90	(49)
Corporate items and intercompany eliminations	(40)	(39)	(37)	(42)	(47)	(40)	(35)	(37)
Adjusted operating profit [2]	1,340	1,463	1,410	1,166	1,259	1,385	1,347	1,101
Deduct (add):
Stock-based compensation	14	15	19	13	16	18	15	12
Depreciation and amortization	531	531	535	545	555	575	572	574
Gain on disposition of property, plant and equipment	—	—	(49)	—	—	—	—	—
Restructuring, acquisition and other	31	59	34	28	518	55	27	44
Finance costs	184	183	189	190	188	188	189	196
Other expense (income)	3	20	(31)	(11)	(4)	220	9	(34)
Net income (loss) before income tax expense (recovery)	577	655	713	401	(14)	329	535	309
Income tax expense (recovery)	158	188	182	107	(5)	109	141	79
Net income (loss)	419	467	531	294	(9)	220	394	230

Earnings (loss) per share:
Basic	$0.81	$0.91	$1.03	$0.57	($0.02)	$0.43	$0.77	$0.45
Diluted	$0.81	$0.91	$1.03	$0.57	($0.04)	$0.43	$0.76	$0.44

Net income (loss)	419	467	531	294	(9)	220	394	230
Add (deduct):
Stock-based compensation	14	15	19	13	16	18	15	12
Restructuring, acquisition and other	31	59	34	28	518	55	27	44
(Recovery) loss on wind down of shomi	—	—	(20)	—	—	140	—	—
Net loss (gain) on divestitures pertaining to investments	—	—	—	—	—	50	—	(39)
Gain on disposition of property, plant and equipment	—	—	(49)	—	—	—	—	—
Income tax impact of above items	(11)	(18)	(1)	(6)	(143)	(56)	(9)	(5)
Income tax adjustment, legislative tax change	2	—	—	—	—	—	—	3
Adjusted net income [2]	455	523	514	329	382	427	427	245

Adjusted earnings per share [2]:
Basic	$0.88	$1.02	$1.00	$0.64	$0.74	$0.83	$0.83	$0.48
Diluted	$0.88	$1.01	$1.00	$0.64	$0.74	$0.83	$0.83	$0.47

Additions to property, plant and equipment, net	841	658	451	486	604	549	647	552
Cash provided by operating activities	1,142	1,377	823	596	1,053	1,185	1,121	598
Free cash flow [2]	244	538	626	338	392	598	495	220

[1]	As defined. See "Key Performance Indicators".

[2]
Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Rogers Communications Inc.	31	Fourth Quarter 2017

Supplementary Information

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of dollars, except for per share amounts, unaudited)

	Three months ended December 31		Twelve months ended December 31
	2017	2016	2017	2016

Revenue	3,632	3,510	14,143	13,702

Operating expenses:
Operating costs	2,306	2,267	8,825	8,671
Depreciation and amortization	531	555	2,142	2,276
Gain on disposition of property, plant and equipment	—	—	(49)	—
Restructuring, acquisition and other	31	518	152	644
Finance costs	184	188	746	761
Other expense (income)	3	(4)	(19)	191

Income (loss) before income tax expense (recovery)	577	(14)	2,346	1,159
Income tax expense (recovery)	158	(5)	635	324

Net income (loss) for the period	419	(9)	1,711	835

Earnings (loss) per share:
Basic	$0.81	($0.02)	$3.32	$1.62
Diluted	$0.81	($0.04)	$3.31	$1.62

Rogers Communications Inc.	32	Fourth Quarter 2017

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of dollars, unaudited)

	As at December 31	As at December 31
	2017	2016

Assets
Current assets:
Accounts receivable	2,041	1,949
Inventories	313	315
Other current assets	197	215
Current portion of derivative instruments	421	91
Total current assets	2,972	2,570

Property, plant and equipment	11,143	10,749
Intangible assets	7,244	7,130
Investments	2,561	2,174
Derivative instruments	953	1,708
Other long-term assets	82	98
Deferred tax assets	3	8
Goodwill	3,905	3,905

Total assets	28,863	28,342

Liabilities and shareholders’ equity
Current liabilities:
Bank advances	6	71
Short-term borrowings	1,585	800
Accounts payable and accrued liabilities	2,931	2,783
Income tax payable	62	186
Current portion of provisions	4	134
Unearned revenue	346	367
Current portion of long-term debt	1,756	750
Current portion of derivative instruments	133	22
Total current liabilities	6,823	5,113

Provisions	35	33
Long-term debt	12,692	15,330
Derivative instruments	147	118
Other long-term liabilities	613	562
Deferred tax liabilities	2,206	1,917
Total liabilities	22,516	23,073

Shareholders’ equity	6,347	5,269

Total liabilities and shareholders’ equity	28,863	28,342

Rogers Communications Inc.	33	Fourth Quarter 2017

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of dollars, unaudited)

	Three months ended December 31		Twelve months ended December 31
	2017	2016	2017	2016
Operating activities:
Net income (loss) for the period	419	(9)	1,711	835
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	531	555	2,142	2,276
Program rights amortization	15	17	64	71
Finance costs	184	188	746	761
Income tax expense (recovery)	158	(5)	635	324
Stock-based compensation	14	16	61	61
Post-employment benefits contributions, net of expense	28	28	4	(3)
Net loss on divestitures pertaining to investments	—	—	—	11
Gain on disposition of property, plant and equipment	—	—	(49)	—
(Recovery) loss on wind down of shomi	—	—	(20)	140
Impairment of assets and related onerous contract charges	—	484	—	484
Other	9	2	8	34
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,358	1,276	5,302	4,994
Change in non-cash operating working capital items	(15)	(18)	(154)	14
Cash provided by operating activities before income taxes paid and interest paid	1,343	1,258	5,148	5,008
Income taxes paid	(76)	(81)	(475)	(295)
Interest paid	(125)	(124)	(735)	(756)

Cash provided by operating activities	1,142	1,053	3,938	3,957

Investing activities:
Additions to property, plant and equipment, net	(841)	(604)	(2,436)	(2,352)
Additions to program rights	(21)	(3)	(59)	(46)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	101	44	109	(103)
Acquisitions and other strategic transactions, net of cash acquired	—	—	(184)	—
Other	21	49	(60)	45

Cash used in investing activities	(740)	(514)	(2,630)	(2,456)

Financing activities:
Net (repayment of) proceeds received on short-term borrowings	(163)	(250)	858	—
Net repayment of long-term debt	(3)	(57)	(1,034)	(538)
Net proceeds (payments) on settlement of debt derivatives and forward contracts	40	(28)	(79)	(45)
Transaction costs incurred	—	(17)	—	(17)
Dividends paid	(247)	(247)	(988)	(988)
Other	—	—	—	5

Cash used in financing activities	(373)	(599)	(1,243)	(1,583)

Change in cash and cash equivalents	29	(60)	65	(82)
(Bank advances) cash and cash equivalents, beginning of period	(35)	(11)	(71)	11

Bank advances, end of period	(6)	(71)	(6)	(71)

Rogers Communications Inc.	34	Fourth Quarter 2017

Investments

	As at December 31	As at December 31
(In millions of dollars)	2017	2016

Investments in:
Publicly traded companies	1,465	1,047
Private companies	167	169
Investments, available-for-sale	1,632	1,216
Investments, associates and joint ventures	929	958

Total investments	2,561	2,174

Long-Term Debt

			Principal amount	Interest rate	As at December 31	As at December 31
(In millions of dollars, except interest rates)	Due date				2017	2016

Bank credit facilities				Floating	—	100
Bank credit facilities		US	revolving	Floating	—	201
Senior notes	2017		250	Floating	—	250
Senior notes	2017		500	3.000%	—	500
Senior notes	2018	US	1,400	6.800%	1,756	1,880
Senior notes	2019		400	2.800%	400	400
Senior notes	2019		500	5.380%	500	500
Senior notes	2020		900	4.700%	900	900
Senior notes	2021		1,450	5.340%	1,450	1,450
Senior notes	2022		600	4.000%	600	600
Senior notes	2023	US	500	3.000%	627	671
Senior notes	2023	US	850	4.100%	1,066	1,141
Senior notes	2024		600	4.000%	600	600
Senior notes	2025	US	700	3.625%	878	940
Senior notes	2026	US	500	2.900%	627	671
Senior debentures [1]	2032	US	200	8.750%	251	269
Senior notes	2038	US	350	7.500%	439	470
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2043	US	500	4.500%	627	671
Senior notes	2043	US	650	5.450%	816	873
Senior notes	2044	US	1,050	5.000%	1,318	1,410
					14,555	16,197
Deferred transaction costs and discounts					(107)	(117)
Less current portion					(1,756)	(750)

Total long-term debt					12,692	15,330

[1]	Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2017 and 2016.

Rogers Communications Inc.	35	Fourth Quarter 2017

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information:

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typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•
includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see "Non-GAAP Measures"), among others:

•	revenue;

•	adjusted operating profit;

•	additions to property, plant and equipment, net;

•	cash income tax payments;

•	free cash flow;

•	dividend payments;

•	the growth of new products and services;

•	expected growth in subscribers and the services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	continued cost reductions and efficiency improvements; and

•	all other statements that are not historical facts.

Specific forward-looking information included or incorporated in this document includes, but is not limited to, our information and statements under "2018 Outlook" relating to our 2018 consolidated guidance on revenue, adjusted EBITDA, additions to property, plant and equipment, net, and free cash flow. All other statements that are not historical facts are forward-looking statements.

We base our conclusions, forecasts, and projections on the following factors, among others:

•	general economic and industry growth rates;

•	currency exchange rates and interest rates;

•	product pricing levels and competitive intensity;

•	subscriber growth;

•	pricing, usage, and churn rates;

•	changes in government regulation;

•	technology deployment;

•	availability of devices;

•	timing of new product launches;

•	content and equipment costs;

•	the integration of acquisitions; and

•	industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•	regulatory changes;

•	technological changes;

•	economic conditions;

•	unanticipated changes in content or equipment costs;

•	changing conditions in the entertainment, information, and communications industries;

•	the integration of acquisitions;

•	litigation and tax matters;

•	the level of competitive intensity;

•	the emergence of new opportunities; and

•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Rogers Communications Inc.	36	Fourth Quarter 2017

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Key assumptions underlying our 2018 guidance
Our 2018 guidance ranges under "2018 Outlook" are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2018:

•	continued intense competition in all segments in which we operate, consistent with our experience during the full-year 2017;

•	a substantial portion of our US dollar-denominated expenditures for 2018 is hedged at an average exchange rate of $1.30/US$;

•	key interest rates remain relatively stable throughout 2018;

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no significant additional legal or regulatory developments, shifts in economic conditions, or macro changes in the competitive environment affecting our business activities. We note that regulatory decisions expected during 2018 could materially alter underlying assumptions around our 2018 Wireless, Cable, and/or Media results in the current and future years, the impacts of which are currently unknown and not factored into our guidance;

•	Wireless customers continue to adopt, and upgrade to, higher-value smartphones at similar rates in 2018 compared to 2017 and a similar proportion of customers remain on term contracts;

•	overall wireless market penetration in Canada grows in 2018 at a similar rate as in 2017;

•	our relative market share in Wireless and Cable is not negatively impacted by changing competitive dynamics;

•	continued subscriber growth in Wireless and Cable Internet; a decline in Cable Television subscribers; and a relatively stable Phone subscriber base;

•	Ignite TV launches in 2018;

•	in Media, continued growth in sports and declines in our traditional media businesses, including our print publishing offerings; and

•	with respect to the increase in net additions to property, plant and equipment:

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we continue to invest appropriately to ensure we have competitive wireless and cable networks through (i) building a 4.5G to 5G wireless network and (ii) upgrading our hybrid fibre-coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience; and

•	we continue to make expenditures related to the launch of Ignite TV in 2018.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections in our 2016 Annual MD&A entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to our website is not part of or incorporated into this earnings release.

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Rogers Communications Inc.	37	Fourth Quarter 2017